UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 11, 2015

Trade Street Residential, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland	001-32365	13-4284187
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19950 West Country Club Drive, Suite 800, Aventura, Florida	33180
(Address of Principal Executive Offices)	(Zip Code)

(786) 248-5200
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 11, 2015, Trade Street Residential, Inc. (“TSRE”) and Trade Street Operating Partnership, L.P. (the “Operating Partnership” and, together with TSRE, the “TSRE Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Independence Realty Trust, Inc., a Maryland corporation (“IRT”), Independence Realty Operating Partnership, LP, a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT (“IRT LP LLC”), and Adventure Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT OP (“OP Merger Sub” and collectively with IRT, IRT OP and IRT LP LLC, the “Buyer Parties”). The Merger Agreement and the transactions contemplated thereby were approved by TSRE’s Board of Directors.

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement,

•	OP Merger Sub will be merged with and into the Operating Partnership (the “Partnership Merger”) at the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), whereupon the separate corporate existence of the OP Merger Sub will cease and the Operating Partnership will be the surviving entity and a wholly-owned subsidiary of IRT OP; and

•	TSRE will be merged with and into IRT LP LLC (the “Company Merger” and collectively with the Partnership Merger, the “Merger”) at the effective time of the Company Merger (the “Company Merger Effective Time”), whereupon the separate corporate existence of TSRE will cease and IRT LP LLC will be the surviving entity and a wholly-owned subsidiary of IRT.

At the Company Merger Effective Time, each share of common stock of TSRE, par value $0.01 per share (the “Common Stock”), issued and outstanding immediately prior to the Company Merger Effective Time will be converted automatically into the right to receive, subject to certain adjustments, the following consideration (the “Share Merger Consideration”):

•	an amount in cash equal to $3.80 (provided that IRT may elect prior to the closing of the Merger to increase the per share cash amount up to $4.56) (such cash amount, the “Per Share Cash Amount”), and

•	a number of shares of IRT’s common stock equal to the quotient determined by dividing (i) $7.60 less the Per Share Cash Amount, by (ii) $9.25, and rounding the result to the nearest 1/10,000 (the “Exchange Ratio”).

It is intended that the Company Merger be treated as a tax free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. In the event that the tax free status of the Company Merger would potentially be compromised because the aggregate cash consideration to be paid in the Company Merger (based on the Per Share Cash Amount determined by IRT) is greater than 60% of the value of the aggregate Share Merger Consideration, then the Company has the right, subject to the terms and conditions of the Merger Agreement, to elect to terminate the Merger Agreement, proceed with the Merger as a taxable transaction or, in the event IRT has selected a Per Share Cash Amount greater than $3.80, have the Per Share Cash Amount and Exchange Ratio adjusted such that the aggregate cash consideration to be paid in the Company Merger is equal to 60% of the value of the aggregate Share Merger Consideration.

At the Partnership Merger Effective Time, each unit of limited partnership interest of the Operating Partnership issued and outstanding immediately prior to the Partnership Merger Effective Time and owned by a party other than TSRE or one of its subsidiaries will be converted automatically into the right to receive the following consideration:

•	an amount in cash equal to the Per Share Cash Amount; and

•	a number of common units of limited partnership interest in IRT OP equal to the Exchange Ratio.

In connection with the Merger, each share of Common Stock subject to vesting or other forfeiture conditions that remains unvested or subject to forfeiture conditions shall, at the Company Merger Effective Time, automatically become fully vested and free of such forfeiture conditions and shall be considered an outstanding share of Common Stock for all purposes, including with respect to the right to receive the Share Merger Consideration.

The TSRE Parties and the Buyer Parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, TSRE’s covenant not to solicit alternative transactions or, subject to certain exceptions, participate in discussions relating to an alternative transaction, furnish non-public information relating to an alternative transaction, change the TSRE Board of Directors’ recommendation to the TSRE stockholders or enter into an agreement with respect to an alternative transaction.

TSRE will be permitted to pay its regular quarterly dividend (including a pro-rated dividend for any partial quarter ending on the date the Merger is consummated) in an amount not to exceed $0.095 per share of Common Stock per quarter.

The Merger is subject to customary closing conditions including, among other things, (1) the approval of the Merger by the affirmative vote of holders of TSRE’s Common Stock representing a majority of the votes entitled to be cast on the matter, (2) the approval of the issuance of shares of IRT common stock in connection with the Merger by the affirmative vote of a majority of the votes cast by holders of IRT’s common stock entitled to vote on the matter, (3) the absence of any law, injunction, judgment, order or ruling prohibiting the Merger, (4) the accuracy of the representations and warranties made by the parties (subject to customary materiality qualifications), (5) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, (6) the delivery of tax opinions related to each of TSRE’s and IRT’s status as a REIT, (7) the delivery of tax opinions that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (8) the receipt of lock-up agreements from Senator Investment Group, LP (“Senator”) and Monarch Alternative Capital LP (“Monarch”) in favor of IRT and (9) the absence of a material adverse effect on either party prior to the closing.

The Buyer Parties provided TSRE with an executed debt financing commitment letter, the proceeds of which will provide for funds to consummate the transactions contemplated by the Merger Agreement. The consummation of the Merger is not subject to a financing condition.

The Merger Agreement contains certain termination rights for TSRE and the Buyer Parties, including, without limitation, the ability of TSRE to terminate the Merger Agreement if the Board of Directors of TSRE makes an adverse recommendation change with respect to the Merger, and in such event to reimburse IRT for its expenses incurred in connection with the Merger up to a maximum amount of $5 million. TSRE also has the ability to terminate the Merger Agreement if it receives a takeover proposal that the Board determines constitutes a superior proposal and TSRE is not in breach of the non-solicitation provisions of the Merger Agreement. In connection with the termination of the Merger Agreement for such reason and under other specified circumstances, TSRE will be required to pay a termination fee of $12 million to the Buyer Parties. The Merger Agreement also provides that the Buyer Parties will be required to pay TSRE a reverse termination fee of $25 million under specified circumstances set forth in the Merger Agreement. As described above, TSRE also has the right to terminate the Merger Agreement if the aggregate amount of cash consideration to be paid in the Company Merger would exceed 60% of the total Share Merger Consideration. TSRE may also terminate the Merger Agreement if the 20-day average price per share of IRT common stock as of the date of the Merger Agreement through the date five days prior to closing of the Merger declines 15% or more than the MSCI US REIT Index over the same period.

In addition, the parties to the Merger Agreement have the right, prior to termination of the agreement, to seek specific performance of the other party, including the right of TSRE to seek to require the Buyer Parties to consummate the Merger if the conditions to closing of the Merger have been satisfied.

Concurrently with the execution of the Merger Agreement, funds and accounts managed by each of Senator and Monarch, respectively holding approximately 25% and 23% of TSRE’s Common Stock as of May 11, 2015, entered into a voting agreement (the “Voting Agreement”) with IRT pursuant to which, among other things, each of Senator and Monarch agreed to (i) vote its shares of TSRE’s Common Stock in favor of approval of the Merger and (ii) comply with certain restrictions on the disposition of such shares, subject to the terms and conditions contained therein. Additionally, in connection with the execution of the Merger Agreement, RAIT Financial Trust (“RAIT”), which holds approximately 23% of IRT’s common stock as of March 13, 2015, entered into a voting agreement (the “RAIT Voting Agreement”) with TSRE pursuant to which, among other things, RAIT agreed to vote its shares of IRT’s common stock in favor of approval of the Merger. In addition, each of Senator and Monarch entered into lock-up agreements in favor of IRT (the “Lock-Up Agreements”), in satisfaction of one of the closing conditions for the Merger. Pursuant to the Lock-Up Agreements, subject to certain exceptions, Senator and Monarch will be subject to restrictions on the sale of shares of IRT common stock for a period of 180 days following the closing of the Merger.

The foregoing description of the Merger, the Merger Agreement, the Voting Agreement and the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and the RAIT Voting Agreement, which is filed as Exhibit 10.1 hereto, both of which are incorporated into this Current Report on Form 8-K by reference.

Item 2.02. Results of Operations and Financial Condition.

On May 11, 2015, TSRE announced its financial results for the three months ended March 31, 2015 and made available supplemental information concerning the operations and portfolio of TSRE as of March 31, 2015. A copy of TSRE’s May 11, 2015 press release and a copy of TSRE’s Quarterly Supplemental Operating and Financial Data are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K.

In accordance with General Instructions B.2 and B.6 of Form 8-K, the information included in this Item 2.02 (including Exhibits 99.1 and 99.2 hereto) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by TSRE under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), except as shall be expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

Press Release

On May 11, 2015, TSRE and IRT issued a joint press release announcing the execution of the Merger Agreement. A copy of such press release is attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated by reference in this Item 8.01.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on current expectations, estimates and projections about the industry, markets in which TSRE operates, management’s beliefs, assumptions made by management and the transactions described in this Current Report on Form 8-K. While TSRE’s management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against TSRE, the Operating Partnership and others following announcement of the Merger Agreement; (3) the inability to complete the Merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to completion of the Merger; (4) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger; (5) the ability to recognize the benefits of the Merger; (6) the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of certain financings that will be obtained for the Merger; and (7) the impact of the substantial indebtedness incurred to finance the consummation of the Merger; and other risks that are set forth under “Risk Factors” in TSRE’s 2014 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. All forward-looking statements speak only as of the date of this Current Report on Form 8-K or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. Except as may be required by law, we undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this Current Report on Form 8-K.

Cautionary Statements

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described above, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties.

The representations, warranties and covenants made by the parties in the Merger Agreement are qualified and limited, including by information in the schedules referenced in the Merger Agreement that the TSRE Parties and the Buyer Parties delivered in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to investors. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this filing. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of TSRE or its affiliates. TSRE acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed Merger. In connection with the Merger, TSRE and/or IRT may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document TSRE and/or IRT may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TSRE AND IRT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of TSRE and/or IRT, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by TRSE and/or IRT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TSRE will be available free of charge on TSRE’s internet website at http://www.tradestreetresidential.com or by contacting TSRE’s Investor Relations Department by email at ir@trade-street.com or by phone at +1-786-248-6099.Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtreit.com or by contacting IRT’s Investor Relations Department by email at aviroslav@irtreit.com or by phone at +1-215-243-9000.

Participants in Solicitation

TSRE, IRT, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information about the directors and executive officers of TSRE is set forth in its Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on March 25, 2015. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, IRT Limited Partner, LLC, Adventure Merger Sub LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, L.P.

10.1	Voting Agreement, by and between Trade Street Residential, Inc. and RAIT Financial Trust.

99.1	Press Release of Trade Street Residential, Inc., dated May 11, 2015.

99.2	First Quarter 2015 -- Supplemental Operating and Financial Data for Trade Street Residential, Inc. for the three months ended March 31, 2015.

99.3	Joint Press Release, dated as of May 11, 2015, issued by Trade Street Residential, Inc. and Independence Realty Trust, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trade Street Residential, Inc.

Date: May 11, 2015	By:	/s/ Richard H. Ross
Richard H. Ross
Chief Executive Officer

EXHIBIT LIST

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, IRT Limited Partner, LLC, Adventure Merger Sub LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, L.P.

10.1	Voting Agreement, by and between Trade Street Residential, Inc. and RAIT Financial Trust.

99.1	Press Release of Trade Street Residential, Inc., dated May 11, 2015.

99.2	First Quarter 2015 -- Supplemental Operating and Financial Data for Trade Street Residential, Inc. for the three months ended March 31, 2015.

99.3	Joint Press Release, dated as of May 11, 2015, issued by Trade Street Residential, Inc. and Independence Realty Trust, Inc.